Exhibit 21

Subsidiaries of the First Business Financial Services, Inc.

     First Business Bank and First Business Bank-Milwaukee are wholly owned subsidiaries of the Corporation. First Business Capital Corp, First Business Leasing, LLC and First Madison Investment Corp. are wholly owned subsidiaries of First Business Bank. First Madison Capital Corp Nevada Corp is a wholly owned subsidiary of First Business Capital Corp.

Subsidiary	State of Incorporation

First Business Bank	Wisconsin
First Business Capital Corp.	Wisconsin
First Madison Capital Corp Nevada Corp.	Nevada
First Business Leasing, LLC	Wisconsin
First Madison Investment Corp.	Nevada

First Business Bank — Milwaukee	Wisconsin